SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(Check One)        [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K
                   [X] Form 10-Q    [ ] Form N-SAR
                         For Period Ended December 31, 2000

                   [ ] Transition Report on Form 10-K
                   [ ] Transition Report on Form 20-F
                   [ ] Transition Report on Form 11-K
                   [ ] Transition Report on Form 10-Q
                   [ ] Transition Report on Form N-SAR
                         For the Transition Period Ended: __________________

READ ATTACHED INSTRUCTIONS BEFORE PREPARING FORM. PLEASE PRINT OR TYPE

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

                              LACLEDE STEEL COMPANY
                              ---------------------
                             Full Name of Registrant

                         440 North 4th Street, Suite 300
                         -------------------------------
                     Address of principal executive offices

                            St. Louis, Missouri 63102
                            -------------------------
                            City, State and Zip Code

                                     PART II
                             RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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[X]  (b)  The subject annual report,  semi-annual  report,  transition report on
          Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and;

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(b) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

         See Part IV(3) below.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Michael H. Lane                (314)                  425-1400
         ---------------                -----                  --------
             (Name)                  (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the
     registrant was required to file such reports been filed?   [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?   [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company emerged from bankruptcy effective December 29, 2000 (for financial reporting purposes, the effective date is December 31, 2000).
Generally accepted accounting principles require that the Company adopt Fresh Start Accounting which results in the creation of a new reporting entity. Accordingly the Company's assets and liabilities must be recorded at estimated fair market value as of December 31, 2000.

     In consultation with its independent accountants the Company is still in the process of finalizing its fresh start accounting adjustments. The Company believes that its quarterly report on Form 10-Q will be filed on or before February 20, 2001. Other information with respect to operations for the three months ended December 31, 2000 is as follows:

a) Net sales decreased by $8.4 million or 14.1% in the quarter ended December 31, 2000 compared to the same period of the prior year. Steel shipments declined by 28.1%, while average sales prices for steel products increased slightly. Chain product sales increased 29.6% in 2000 reflecting higher sales of anti-skid devices for trucks and automobiles. Such sales in the quarter ended December 31, 1999 were adversely affected by a mild winter.

b) On December 18, 2000, the Company consummated the sale of the assets of its subsidiary, Laclede Mid-America, Inc., for $23.9 million plus the assumption of certain ordinary course of business liabilities. An additional $300 thousand is held back for three months, and $300 thousand for one year, pending final purchase price adjustments. The Company recognized a gain of approximately $2.4 million on the sale.

c) In August 2000 the Company's hourly work force at the Alton and Vandalia Plants ratified a modification to the Labor Agreement previously negotiated with the United Steelworkers of America (USWA), which included the shutdown of the Alton Pipe and Skelp Mills and permitted the Company to consolidate its pipe-making operations at its Fairless Hills plant. This consolidation of operations, affecting approximately 100 hourly employees at the Alton Plant, was completed in December 2000. The agreement of the USWA to the permanent shutdown of the Alton Pipe and Skelp Mills was contingent upon the Company successfully implementing its Plan of Reorganization and exiting bankruptcy. Therefore, an impairment charge of approximately $11.4 million was recorded as reorganization and restructuring costs as of December 31, 2000. This charge principally consists of the write-off of related machinery and equipment.

d)   During 1998 and 1999,  the Company  filed  federal and state refund  claims based upon the carryback of $27.6 million of specified liability losses under Section 172(f) of the Internal Revenue Code ("Code") from the tax years December 31, 1995 through September 30, 1998. The carryback claims, if fully recovered, would have provided a current tax benefit of approximately $10.1 million, plus interest. The Internal Revenue service has examined the refund claims for the tax years ended December 31, 1995 through September 30, 1998. The Company and the Internal Revenue Service reached a resolution regarding the refund claims, subject to the Company's emergence from bankruptcy under Chapter 11, where the Company will be able to retain approximately $7.5 million of the cash refunds that the Company has received. This amount has been recorded as a tax credit in the three months ended December 31, 2000.

                              LACLEDE STEEL COMPANY
                   Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 15, 2001          By:  /s/ Michael H. Lane
                                      ------------------------
                                      Michael H. Lane, Executive Vice President,
                                      Chief Financial Officer